IVY FUNDS DISTRIBUTOR, INC.

Financial Statements and Supplemental Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

(1) Summary of Significant Accounting Policies

(a) Organization

Ivy Funds Distributor, Inc. (the Company, IFDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. IFDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company has an intercompany service fee agreement authorizing the sale of Ivy Global Investors sub-funds (the "IGI Funds"). The IGI Funds are regulated by Luxembourg's Commission de Surveillance du Secteur Financier as an undertaking for collective investment in transferable securities or UCITS. Under an intercompany service fee agreement the Company receives compensation from IICO for distribution and other services.

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities. The Company has a parental support agreement to continue to receive capital contributions in the future to maintain adequate capital.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated. The Company has evaluated subsequent events through February 25, 2016, the date that these financial statements were issued and determined there are no other items to disclose.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes,

and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents.

(e) *Disclosures about Fair Value of Financial Instruments*

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f) *Investment Securities in Sponsored Funds*

Our investment securities are comprised of investments in sponsored funds. Sponsored funds, which include the Ivy Funds are investments we have made for general corporate investment purposes. Investments are classified as trading. For trading securities, unrealized holding gains and losses are included in earnings. For sponsored funds, realized gains and losses are computed using the average cost method.

(g) *Property and Equipment*

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 10 years for furniture and fixtures; one to 10 years for data processing equipment, computer software and other equipment; and up to 5 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h) *Software Developed for Internal Use*

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification ("ASC") 350. Internal costs capitalized are included in "Property and equipment, net" on the balance sheet and were $194 thousand as of December 31, 2015. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally 1 to 7 years.

(i) *Deferred Sales Commissions*

We defer certain costs, principally sales commissions and related compensation, which are paid to broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares sold prior to January 1, 2014 are amortized on a straight-line basis over five years, which

approximates the expected life of the shareholders' investments. Effective January 1, 2014, the Company suspended sales of Class B shares. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. We recover deferred sales commissions and related compensation through Rule 12b-1 and other distribution fees, which are paid on the Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (six years for a Class B share and 12 months for a Class C share). Should we lose our ability to recover deferred sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that their carrying amount may not be recoverable and adjust them accordingly. Impairment adjustments are recognized in operating income as a component of amortization of deferred sales commissions.

(j) *Revenue Recognition*

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. When a client purchases Class A shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. For client purchases of Class B shares (back-end load) prior to January 1, 2014, and Class C shares (level load) we do not charge an initial sales charge. Effective January 1, 2014, the Company suspended sales of Class B shares.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of the Funds' Class R shares, for which the maximum fee is 0.50% and for the Class I and R6 shares, which do not have a service fee charged. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A, E, and Y shares may charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously.

Through a revenue sharing allocation plan with affiliates, the Company receives 18 basis points from January 2015 to June 2015 and 19 basis points from July 2015 to December 2015 on average daily net assets under management.

(k) *Advertising and Promotion*

The Company expenses all advertising and promotion costs as advertising or events take place. Advertising expense, which is recorded in underwriting and distribution expense and general and administrative expense in the statement of operations, was $14.4 million for the year ended December 31, 2015. In addition advertising and promotion costs eligible as 12b-1 expense was $1.2 million for the year ended December 31, 2015.

(l) *Income Taxes*

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The excess tax benefits from share-based payments were $353 thousand for 2015.

(2) **New Accounting Guidance**

Accounting Guidance Adopted During Fiscal Year 2015

During the fourth quarter of 2015, the Company adopted ASU 2015-17, "Income Taxes," which requires an entity to classify all deferred tax assets and liabilities as noncurrent on the balance sheet. Prior to implementation of this ASU, the Company classified deferred tax assets and liabilities as either current or non-current assets and liabilities.

(3)   Investment Securities

Investments at December 31, 2015 are as follows (in thousands):

		Fair value
Trading securities:		
Sponsored funds	$	3,452
Total investment securities	$	3,452

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Investments held at December 31, 2015 are classified as Level 1 on the fair value hierarchy.

(4)   Property and Equipment

A summary of property and equipment at December 31, 2015 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	529	10 years
Equipment and computer software		4,595	1 – 10 years
Leasehold improvements		110	1 – 5 years
Property and equipment, at cost		5,234	
Accumulated depreciation		(4,101)	
Property and equipment, net	$	1,133	

Depreciation expense for the year ended December 31, 2015 was $1.1 million. At December 31, 2015, we have property and equipment under capital lease with a cost of $38 thousand and accumulated depreciation of $17 thousand.

(5) Income Taxes

The benefit for income taxes for the year ended December 31, 2015 consists of the following (in thousands):

Current:		
Federal	$	(6,819)
State		(412)
		(7,231)
Deferred taxes		(2,487)
Income tax benefit	$	(9,718)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$	(11,410)
State income tax benefit, net of federal liability		(580)
Non deductible expenses		976
Unrecognized tax benefits		964
Other		332
Income tax benefit	$	(9,718)

(Continued)

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2015 are presented as follows (in thousands):

Deferred tax liabilities:		
Benefit plans	$	(155)
Deferred sales commissions		(2,294)
Property and equipment		(234)
Federal liability on unrecognized state benefits		(123)
Prepaid expenses		(282)
Total gross deferred tax liabilities		(3,088)
Deferred tax assets:		
Nonvested stock		1,448
Additional pension and postretirement liability		854
Accrued expenses		518
State net operating loss carryforwards		2,351
Unused state tax credits		2
		5,173
Valuation allowance		(2,308)
Total gross deferred tax assets		2,865
Net deferred tax liabilities	$	(223)

As of December 31, 2015, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $2.4 million at December 31, 2015. The carryforwards, if not utilized, will expire between 2016 and 2035. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $2.3 million has been established at December 31, 2015.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its ultimate parent, WDR. The Company participates in an intercompany tax sharing arrangement, whereby WDR's consolidated federal and state income tax liabilities are allocated to each subsidiary based on the taxable income or loss generated by each subsidiary. WDR has unrecognized tax benefits that will be settled under the intercompany tax sharing arrangement if WDR experiences an unfavorable outcome due to a future event. As of December 31, 2015, the Company has unrecognized tax benefits, including penalties and interest, of $1.2 million ($1.1 million net of federal benefit) where the Company would pay WDR upon settlement of a future

unfavorable outcome. Additionally, the Company has an asset of $0.6 million ($0.4 million net of federal liability) included in other noncurrent liabilities for the reimbursement it would receive from WDR based on settlement of WDR's unrecognized tax benefits under the intercompany tax sharing arrangement for consolidated state tax filings. The Company would be reimbursed by WDR because the Company's tax losses reduce the WDR consolidated state liability, including penalties and interest.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties has been to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2015, IFDI settled three open tax years undergoing audits by state jurisdictions in which the Company operates. The 2012 through 2015 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2011, and in certain states, income tax returns for 2011 are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

WDR is currently being audited in a state jurisdiction in which the Company participated in the filing of a consolidated tax return with WDR. It is reasonably possible that WDR will settle the audit in this jurisdiction within the next 12-month period. It is estimated that the Company's potential benefit due from WDR could decrease by up to $6 thousand ($5 thousand net of federal liability) upon settlement of this audit. Such settlement is not anticipated to have a significant impact on reported income or loss.

(6)   Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2015 were $740 thousand.

The total projected benefit obligation of the Plan is $210.8 million, of which $8.5 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet of WDR at December 31, 2015 is $36.9 million, of which $1.5 million is included in accrued pension and postretirement costs on the Company's balance sheet.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $8.4 million are recorded on the balance sheet of WDR at December 31, 2015, of which $398 thousand relates to the Company. The total liability at December 31, 2015 is long term in nature. During 2015, WDR allocated $78 thousand of expense to the Company for the medical plan.

IVY FUNDS DISTRIBUTOR, INC.

Notes to Financial Statements

December 31, 2015

(7) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2015 were $1.0 million.

(8) Other Comprehensive Loss

The following table summarizes other comprehensive loss activity for the year ended December 31, 2015.

	Pension and postretirement benefits
Balance at December 31, 2014	$ (1,295)
Other comprehensive loss before reclassification	(248)
Amount reclassified from accumulated other comprehensive loss	94
Net current period other comprehensive loss	(154)
Balance at December 31, 2015	$ (1,449)

The reclassification from accumulated other comprehensive loss, included in net income is summarized in the table that follows for the year ended December 31, 2015.

	Pre-tax	Tax expense	Net of tax	Statement of income line item
		(In thousands)		
Reclassification included in net loss:				
Amortization of pension and post retirement benefits	$ (148)	54	(94)	Underwriting and distribution expense
Total	$ (148)	54	(94)	

(9) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net

capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $17.4 million that was $14.4 million in excess of its required net capital of $3.0 million. The Company's ratio of aggregate indebtedness to net capital was 2.54 to 1.0 at December 31, 2015. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See Schedule 1 for additional information regarding net capital.

(10) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i).

(11) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays WDR for expense related to these awards. For the year ended December 31, 2015, the Company recorded share-based compensation expense totaling $3.2 million.

(12) Rental Expense and Lease Commitments

The Company leases office space under long-term operating leases. Rent expense for the year ended December 31, 2015 was $277 thousand. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year	Commitments (in thousands)
2016	293
2017	171
$	464

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2015.

(13) Related Party Transactions

The current amount due to affiliates at December 31, 2015 represents amounts due for administrative and other services. The current amount due from affiliates at December 31, 2015 represents noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products.

Through a revenue sharing allocation plan with affiliates, the Company received 18 basis points on average daily net assets under management for January-June 2015 and 19 basis points on average daily net assets under management for July-December 2015. During 2015, the Company received $102.7 million from affiliates based on average assets under management. In addition, the Company incurs service related expenses from affiliates for accounting, legal, marketing, rent, and other expenses. During 2015, the Company incurred $33.5 million in expenses for services provided by affiliates.

The Company receives compensation from an affiliate through an intercompany service fee agreement for distribution and other services related to the IGI Funds. Accordingly, during 2015, the Company received $675 thousand.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliates. The Company recorded $33.4 million for these charges for 2015. A portion of these charges were capitalized as deferred sales commissions (note 1).

The Company has a parental support agreement to continue to receive capital contributions in the future (note 1).

(14) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2015, three firms were responsible for approximately 29% of the Company's mutual fund sales.

Of the Company's total revenue, 18% is earned from transactions with the Ivy Asset Strategy Fund. A decline in the performance of this mutual fund, or the securities markets in general, could have an adverse effect on the Company's revenues.

(15) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations in a particular quarter or year.

The Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. For contingencies where an unfavorable outcome is reasonably possible and that are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required related to contingent liabilities because the

outcomes are difficult to predict. In our opinion, the likelihood that any pending legal proceeding, regulatory investigation, claim, or other contingency will have a material adverse effect on our business, financial condition or results or operations is remote.

(16) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.